EXHIBIT 99.1

Further to the immediate report published by the Company regarding the request of the Company's controlling shareholder, Eurocom Communications Ltd. ("Eurocom") (as well as other private companies within the Eurocom Group), to approve a creditors arrangement in accordance with Section 350 of the Companies Law, 5759-1999 (the “Arrangement”), the Company hereby provides notification that in the afternoon of March 11, 2018, Eurocom informed it that the investor in the settlement Arrangement had filed with the Court a notice of the expiry of the settlement Arrangement and a motion for instructions (the "Notice”).

According to Eurocom’s report, the investor claims in the Notice that the Arrangement proposal had expired due to the non-fulfillment of preconditions in the settlement Arrangement. In this context, the investor asserts that no precondition was fulfilled regarding the receipt of a pre-ruling from the tax authority and that due to various events with respect to Bezeq, there has been a material adverse change for purposes of the Arrangement.

It should be noted that Eurocom informed the Company that it disagrees with the investor's position and that, inter alia, no such material adverse change has occurred. It should also be noted that the format of selecting the directors in Bezeq, as well as the process of appointing new directors on behalf of B. Communications Ltd., is carried out at the Company's discretion.

The Company will continue to monitor developments in the Arrangement and will report on every material event, as required by law.

Forward-Looking Statements

This Report may contain forward-looking statements that are subject to risks and uncertainties. Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, general business conditions in the industry, changes in the regulatory and legal compliance environments, the failure to manage growth and other risks detailed from time to time in B Communications’ filings with the Securities Exchange Commission. These documents contain and identify other important factors that could cause actual results to differ materially from those contained in our projections or forward-looking statements. Stockholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. We undertake no obligation to update publicly or revise any forward-looking statement.